Exhibit 99.4

WOODSIDE ENERGY GROUP LTD

CONSTITUTION

May 2022

This is the form of Constitution tabled at the Annual General Meeting of Woodside Energy Group Ltd on 19 May 2022, and signed for identification by the Chairman.

/s/ Richard Goyder
Chairman

Constitution of Woodside Energy Group Ltd ABN 55 004 898 962

CONSTITUTION OF WOODSIDE ENERGY GROUP LTD

INDEX

SHARES	4
FORM OF HOLDING OF SHARES	8
CALLS	9
FORFEITURE AND LIEN	11
PAYMENTS BY THE COMPANY	14
TRANSFER AND TRANSMISSION OF SECURITIES	15
ALTERATION OF CAPITAL	18
GENERAL MEETINGS	19
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	22
VOTES OF SHAREHOLDERS	26
DIRECTORS	31
ALTERNATE DIRECTORS	34
VACATION OF OFFICE OF DIRECTOR	35
ELECTION OF DIRECTORS	36
MANAGING DIRECTOR	37
PROCEEDINGS AT MEETINGS OF DIRECTORS	38
POWERS OF THE BOARD	41
MINUTES	42
DIVIDENDS	42
NOTICES	48
WINDING UP	50
INDEMNITY	50
INTERPRETATION	51
SCHEDULE 1	55
Plebiscite to approve proportional takeover bids	55

Constitution of Woodside Energy Group Ltd ABN 55 004 898 962

CONSTITUTION

OF

WOODSIDE ENERGY GROUP LTD

ABN 55 004 898 962

Preliminary

1.	(1)	The name of the Company is Woodside Energy Group Ltd.

(2)	The Company is a public company limited by shares.

(3)	The replaceable rules in the Act do not apply to the Company. They are replaced by the rules in this Constitution.

Interpretation

2.	(1)	Definitions and principles of interpretation used in this Constitution are set out in rule 120.

(2)	In interpreting this Constitution, the Listing Rules are paramount. Rule 119 sets out how the provisions of this Constitution are to be interpreted so that they are subject to the Listing Rules.

SHARES

Issue of shares

3.	Subject to this Constitution, the Company may:

(a)	issue, allot or grant options over or rights in respect of, or otherwise dispose of, shares in the Company or other securities of the Company; and

(b)	decide:

(i)	the persons to whom shares or other securities are issued or options or other rights are granted;

(ii)	the terms on which shares or other securities are issued or options or other rights are granted; and

(iii)	the rights and restrictions attached to those shares, securities, options or rights,

as determined by the Board from time to time.

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Preference shares

4.	(1)

The Company may issue preference shares including preference shares that are, or at the option of the Company or holder are, liable to be redeemed or convertible into ordinary shares, and (subject to the other provisions of this rule 4) on such other terms including as to ranking as the Directors may determine in the terms of issue.

(2)

Each preference share confers on the holder a right to receive a preferential dividend, in priority to any payment of a dividend on ordinary shares, at the rate and on the basis decided by the Directors under the terms of issue (including the extent to which the dividend must be franked).

(3)	The preferential dividend may be cumulative only if and to the extent the Directors decide under the terms of issue, and will otherwise be non-cumulative.

(4)	Each preference share confers on its holder the right in a winding up and on redemption to payment in priority to the ordinary shares of:

(a)	the amount of any dividend accrued but unpaid on the share at the date of winding up or the date of redemption; and

(b)	any additional amount specified in the terms of issue.

(5)

In addition to the preferential dividend and rights on winding up, each preference share may participate with ordinary shares in profits and assets of the Company if and to the extent the Directors decide under the terms of issue.

(6)

To the extent the Directors may decide under the terms of issue, a preference share may confer a right to participate in a bonus issue or capitalisation of profits in favour of holders of those shares only (or a right to participate in a bonus issue or capitalisation of profits in favour of both holders of those shares and holders of other classes of shares).

(7)	A preference share does not confer on its holder any right to participate in the profits or assets of the Company except as set out above.

(8)

Except to the extent the Directors decide otherwise under the terms of issue a preference share does not entitle its holder to vote at any meeting of shareholders except in the following circumstances:

(a)	on any of the proposals specified in rule 4(9);

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(b)	on a resolution to approve the terms of a buy back agreement;

(c)	during a period in which a dividend or part of a dividend on the share is in arrears; or

(d)	during the winding up of the Company.; or

(e)	as required by law.

(9)	A proposal referred to in rule 4(8)(a) is a proposal:

(a)	to reduce the share capital of the Company;

(b)	that affect rights attached to the share;

(c)	to wind up the Company; or

(d)	for the disposal of the whole of the property, business and undertaking of the Company.

(10)

The holder of a preference share who is entitled to vote in respect of that share under rule 4(8) is, on a poll, entitled to the greater of one vote per share or such other number of votes (if any) specified in, or determined in accordance with, the terms of issue for the share.

(11)

In the case of a redeemable preference share, the Company must, at the time and place for redemption specified in, or determined in accordance with, the terms of issue for the share, redeem the share in accordance with its terms of issue.

(12)

A holder of a preference share must not transfer or purport to transfer, and the Directors, to the extent permitted by the Listing Rules, must not register a transfer of, the share if the transfer would contravene any restrictions on the right to transfer the share set out in the terms of issue for the share.

Power to pay commission and brokerage

5.	The Company may pay a commission to any person for:

(a)	subscribing or agreeing to subscribe; or

(b)	procuring or agreeing to procure subscriptions,

whether absolutely or conditionally, for any shares in the Company. The commission may be paid or satisfied in cash or in shares, debentures or debenture stock of the Company or otherwise. The Company may in addition to or instead of commission pay any brokerage permitted by law.

6.	Not used.

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Directors may participate

7.	Subject to the Listing Rules, any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue of securities by the Company.

Surrender of shares

8.

In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

Buy-backs

9.	Subject to the Act and the Listing Rules, the Company may buy ordinary shares in itself on the terms and at the times determined by the Board.

Joint holders

10.	Where two or more persons are registered as the holders of any shares, they are deemed to hold the shares as joint tenants with benefits of survivorship subject to the following provisions:

Number of holders

(a)	The Company is not bound to register more than three persons as the holders of the shares (except in the case of trustees, executors or administrators of a deceased shareholder).

Liability for payments

(b)	The joint holders of the shares are liable severally as well as jointly for all payments which ought to be made in respect of the shares.

Death of joint holder

(c)

On the death of any one of the joint holders, the survivor is the only person recognised by the Company as having any title to the shares but the Board may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the shares.

Power to give receipt

(d)	Any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders.

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Notices and certificates

(e)

Only the person whose name stands first in the Register as one of the joint holders of the shares is entitled, if the Company determines to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is deemed notice to all the joint holders.

Votes of joint holders

(f)

Any one of the joint holders may vote at any meeting of the Company either personally, by Direct Vote or by representative, proxy or attorney, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present at any meeting personally or by representative, proxy or attorney, only the joint holder present whose name stands first in the Register in respect of the shares is entitled to vote in respect of the shares and the vote of only that joint holder counts. If more than one of the joint holders sends a Direct Vote to the Company, only the Direct Vote sent by the joint holder whose name stands first in the Register counts.

Non-recognition of equitable or other interests

11.

Except as otherwise provided in this Constitution, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not, except as ordered by a Court or as required by statute, bound to recognise (even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

FORM OF HOLDING OF SHARES

Certificates

12.

Subject to the Act and the Listing Rules, the Board may determine to issue certificates for shares or other securities of the Company, to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form which it thinks fit, from time to time.

Computerised share transfer system

13.

Without limiting rule 12, if the Company participates, or to enable the Company to participate, in any computerised or electronic share transfer system introduced by or acceptable to ASX, the Board may:

(a)	subject to the Act, the Listing Rules and the ASX Settlement Operating Rules:

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(i)

provide that shares may be held in certificated or uncertificated form and make any provision it thinks fit, including for the issue or cancellation of certificates, to enable shareholders to hold shares in uncertificated form and to convert between certificated and uncertificated holdings;

(ii)	provide that some or all shareholders are not to be entitled to receive a share certificate in respect of some or all of the shares which the shareholders hold in the Company; and

(iii)	accept any instrument of transfer, transfer document or other method of transfer in accordance with the requirements of the share transfer system; and

(b)

notwithstanding any other provision in this Constitution, do all things it considers necessary, required or authorised by the Act, the Listing Rules or the ASX Settlement Operating Rules in connection with the share transfer system.

CALLS

Power to make calls

14.	(1)

Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all money unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

(2)	The Company must give a shareholder on whom a call has been made or from whom an instalment is due, written notice of the call or instalment:

(a)	within the time limits; and

(b)	in the form,

required by the Listing Rules.

Obligation for calls

15.	The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

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When a call is made

16.

A call is deemed to have been made at the time when the resolution of the Board authorising the call was passed. The call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due.

Interest on the late payment of calls

17.

If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the Board determines. The Board may waive the whole or part of any interest paid or payable under this rule.

Instalments

18.	If by the terms of an issue of shares any amount is payable in respect of any shares by instalments, then:

(a)	every instalment is payable as if it was a call duly made by the Board of which due notice had been given; and

(b)	all rules in this Constitution with respect to:

(i)	payment of calls and interest;

(ii)	forfeiture of shares for non-payment of calls; and

(iii)	liens or charges;

apply to the instalment and to the shares on which it is payable.

Payment in advance of calls

19.

If the Board thinks fit, it may receive from any shareholder all or any part of the money unpaid on all or any of the shares held by that shareholder, beyond the sums actually called up and then due and payable, either as a loan repayable or as a payment in advance of calls. The Company may pay interest on the money advanced at the rate and on the terms agreed by the Board and the shareholder paying the sum in advance.

Non-receipt of notice of call

20.	The non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

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FORFEITURE AND LIEN

Notice requiring payment of sums payable

21.

If any shareholder fails to pay any sum payable in respect of any shares, either for issue money, calls or instalments, on or before the day for payment, the Board may, at any time after the day specified for payment, while any part of the sum remains unpaid, serve a notice on the shareholder requiring that shareholder to pay:

(a)	all issue money, calls or instalments payable on the shares but unpaid; and

(b)	interest accrued and all expenses incurred by the Company because of the non-payment.

Time and place for payment

22.	The notice referred to in rule 21 must specify:

(a)	a day, at least 14 days after the date of the notice, on or before which the sum, interest and expenses (if any) are to be paid; and

(b)	the place where payment is to be made,

and state that in the event of non-payment at or before the time and at the place specified, the shares in respect of which the sum is payable are liable to be forfeited.

Forfeiture on non-compliance with notice

23.

If there is non-compliance with the requirements of any notice given under rule 21, any shares in respect of which notice has been given may, at any time after the day specified in the notice for payment whilst any part of issue money, calls, instalments, interest and expenses (if any) remains unpaid, be forfeited by a resolution of the Board to that effect. The forfeiture is to include all dividends, interest and other money payable by the Company in respect of the relevant shares and not actually paid before the forfeiture.

Notice of forfeiture

24.

When any share is forfeited, notice of the resolution of the Board must be given to the shareholder in whose name the share stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture must be made in the Register. Failure to give notice or make the entry as required by this rule does not invalidate the forfeiture.

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Disposal of forfeited shares

25.

Any forfeited share is deemed to be the property of the Company. The Board may sell or otherwise dispose of or deal with any forfeited share in any manner it thinks fit, with or without any money paid on the share by any former holder being credited as paid up.

Annulment of forfeiture

26.	The Board may, at any time before any forfeited share is sold or otherwise disposed of, annul the forfeiture of the share on any condition it thinks fit.

Liability despite forfeiture

27.

Any shareholder whose shares have been forfeited is, despite the forfeiture, liable to pay and is obliged to pay to the Company immediately all sums of money, interest and expenses owing on or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this rule as it thinks fit.

Company’s lien or charge

28.	(1)	Unless the terms of issue provide otherwise, the Company has a first and paramount lien on each share for:

(a)

all money called or payable at a fixed time in respect of that share (including interest due in relation to the calls, and all costs and expenses incurred by the Company because payment was not made) that is due but unpaid; and

(b)	amounts paid by the Company for which the Company is indemnified under rule 31.

(2)	The lien extends to all dividends payable in respect of the share and to proceeds of sale of the share.

(3)

If the Company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim.

(4)	The Company may do all things necessary or appropriate under the ASX Settlement Operating Rules and the Listing Rules in order to protect or enforce any lien or charge.

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Sale of shares to enforce lien

29.

For the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit but the Company must give notice of such sale to the shareholder in whose name the shares are registered if required to do so by the ASX Settlement Operating Rules.

Title to shares forfeited or sold to enforce lien

30.	(1)

In a sale or a re-issue of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board’s minute book that the shares have been forfeited, sold or re-issued in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-issue of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-issue. The only remedy available to anyone claiming to have been adversely affected by the forfeiture, sale or re-issue will be damages against the Company.

(2)

In a re-issue, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

(3)	In a sale, the Company may appoint a person to execute, or may otherwise effect, a transfer in favour of the person to whom the shares are sold.

(4)	On the issue of the receipt or the transfer being executed or otherwise effected, the person to whom the shares have been re-issued or sold:

(a)	is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-issue or purchase;

(b)	is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; and

(c)	will take title to the shares without being affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-issue.

(5)	The net proceeds of any sale or re-issue are to be applied:

(a)	first in payment of all costs of or in relation to the enforcement of the lien or charge or the forfeiture (as the case may be) and of the sale or re-issue;

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(b)

next in satisfaction of the amount in respect of which the lien or charge exists that is then payable to the Company (including interest) or the amount in respect of the forfeited shares then payable to the Company (including interest) (as the case may be); and

(c)

as to the residue (if any), in payment to or at the direction of the person registered as the holder of the shares immediately prior to the sale or re-issue or to the person’s personal representative or assigns on the production of any evidence as to title required by the Board.

PAYMENTS BY THE COMPANY

Payments by the Company

31.

If any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those securities or in respect of any interest, dividends, bonuses or other money due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether because of:

(a)	the death of the holder;

(b)	the non-payment of any income tax or other tax by the holder;

(c)	the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or a personal representative of that holder or by or out of the holder’s estate;

(d)	any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e)	any other act or thing,

the Company in each case:

(f)

is to be fully indemnified from all liability by the holder or the holder’s personal representative and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder’s estate;

(g)	has a lien or charge on the securities for all money paid by the Company in respect of the securities under or because of any law;

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(h)

has a lien on all dividends, bonuses and other money payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all money paid or payable by the Company in respect of the securities because of any law, together with interest at a rate the Board may determine from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other money payable any money paid or payable by the Company together with interest;

(i)

may recover as a debt due from the holder or the holder’s personal representative, or any person who becomes registered as the holder of the securities on the distribution of the deceased holder’s estate, any money paid by the Company because of any law which exceeds any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from the date of payment to the date of repayment; and

(j)

except in the case of a transfer under the ASX Settlement Operating Rules, may, if any money is paid or payable by the Company under any law, refuse to register a transfer of any securities by the holder or the holder’s personal representative:

(i)	until the money and interest is set off or deducted; or

(ii)	if the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company but the Company may not refuse to register any transfer under the ASX Settlement Operating Rules except as permitted by the Act, the Listing Rules or the ASX Settlement Operating Rules.

Nothing in this rule prejudices or affects any right or remedy which any law confers on the Company, and, as between the Company and each holder, each holder’s personal representative and estate, any right or remedy which the law confers on the Company is enforceable by the Company.

TRANSFER AND TRANSMISSION OF SECURITIES

Transfers

32.	(1)

Subject to this Constitution, a shareholder may transfer a share by any means permitted by the Act or by law. Except in relation to the registration of a paper-based transfer in registrable form, the Company must not charge any fee on transfer of a share.

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(2)	The Company:

(a)

may do anything permitted by the Act, the Listing Rules or the ASX Settlement Operating Rules that the Board thinks necessary or desirable in connection with the Company taking part in a computerised or electronic system established or recognised by the Act, the Listing Rules or the ASX Settlement Operating Rules for the purpose of facilitating dealings in shares; and

(b)	must comply with obligations imposed on it by the Listing Rules or the ASX Settlement Operating Rules in relation to transfers of shares.

(3)	The transferor of a share remains the holder of it:

(a)	if the transfer is under the ASX Settlement Operating Rules, until the time those rules specify as the time that the transfer takes effect; and

(b)	otherwise, until the transfer is registered and the name of the transferee is entered in the Register as the holder of the share.

Board may refuse to register

33.	Subject to the Act, the Listing Rules and the ASX Settlement Operating Rules, the Board may refuse to register any transfer of securities:

(a)	if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law, the Listing Rules or the ASX Settlement Operating Rules;

(b)	on which the Company has a lien;

(c)	where it is permitted to do so by the Act, the Listing Rules or the ASX Settlement Operating Rules;

(d)	where it is required to do so in accordance with a law related to stamp duty;

(e)	where it is required to do so pursuant to a court order; or

(f)	if permitted or required to do so under this Constitution, including where required in accordance with Schedule 1 of this Constitution.

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Notice of refusal of transfer

34.

Subject to the Act and the Listing Rules, the decision of the Board relating to the registration of a transfer is absolute. If the Board refuses to register a transfer, the Board must give the lodging party written notice of the refusal and the precise reasons for the refusal within the maximum period permitted by the Listing Rules. Failure to give notice of refusal to register any transfer as may be required under the Act or the Listing Rules does not invalidate the decision of the Board.

Closing Register, entitlement to vote

35.

Subject to the Act, the Listing Rules and the ASX Settlement Operating Rules, the Register may be closed at any time the Board thinks fit and the Board may specify a time by reference to which the entitlement of persons to vote at any general meeting of the Company is to be determined.

Instrument of transfer and certificate (if any)

36.	(1)

Every instrument of transfer must be left for registration at the Office or any other place the Board determines. Unless the Board otherwise determines either generally or in a particular case, the instrument of transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In addition, the instrument of transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor’s right to transfer the securities, due execution of the transfer or due compliance with the provisions of any law relating to stamp duty. The preceding requirements of this rule do not apply in respect of a transfer under the ASX Settlement Operating Rules.

(2)

Each instrument of transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it. The preceding requirements of this rule do not apply in respect of a transfer under the ASX Settlement Operating Rules.

(3)

Subject to rule 36(1), on each application to register the transfer of any securities or to register any person as the holder in respect of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered up to the Company for cancellation and on registration the certificate is deemed to have been cancelled.

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Transmission on death

37.

Subject to the Act, the Listing Rules and the ASX Settlement Operating Rules, the personal representative of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder but the Board may, subject to compliance by the transferee with this Constitution, register any transfer signed by a shareholder prior to the shareholder’s death, despite the Company having notice of the shareholder’s death.

Transmission by operation of law

38.

A person (a transmittee) who establishes to the satisfaction of the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. However, the Board has the same right to refuse to register the transmittee (except for the right conferred by rule 33(f)) as if the transmittee was the transferee named in an ordinary transfer presented for registration.

ALTERATION OF CAPITAL

Power to alter share capital

39.	(1)	The Company in general meeting may reduce or alter its share capital in any manner allowed or provided for by the Act and the Listing Rules.

(2)

Where the Company reduces its share capital in accordance with Division 1 of Part 2J.1, it may do so by way of payment of cash, distribution of specific assets (including shares or other securities of another corporation), or in any other manner permitted by law.

(3)

Where the Company reduces its share capital by way of distribution of specific assets, being shares or other securities in another corporation, the shareholders are deemed to have agreed to become shareholders of, or holders of other securities in, that corporation and to have agreed to be bound by the constitution of that corporation. Each shareholder also appoints the Company their attorney to:

(a)	agree to the shareholder becoming a shareholder of, or holder of other securities in, that corporation; and

(b)	agree to the shareholder being bound by the constitution of that corporation; and

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(c)	execute any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that shareholder.

Board may give effect to alteration of share capital

40.	The Board may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the Company. Without limitation the Board may:

(a)	make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as it thinks fit; and

(b)	if the reduction is by distribution of specific assets:

(i)	fix the value of any asset distributed;

(ii)	make cash payments to shareholders on the basis of the value fixed so as to adjust the rights of shareholders between themselves; and

(iii)	vest an asset in trustees.

Variation of class rights

40A.	(1)	The rights attached to any class of shares may, unless their terms of issue state otherwise, be varied:

(a)	with the written consent of the holders of 75% or more of the shares of the class; or

(b)	by special resolution passed at a separate meeting of the holders of shares of the class.

(2)	The provisions of this Constitution relating to general meetings apply, with necessary changes, to separate class meetings as if they were general meetings.

(3)	The rights conferred on the holders of any class of shares are to be taken as not having been varied by the creation or issue of further shares ranking equally with them.

GENERAL MEETINGS

Calling of general meetings

41.	A meeting of shareholders:

(a)	may be convened at any time by the Board or a Director; and

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(b)	must be convened by the Board when required to under the Act.

Notice of general meeting

42.	(1)	Subject to rule 42(5), at least 28 days’ written notice of a meeting of shareholders must be given individually to:

(a)	each shareholder (whether or not the shareholder is entitled to vote at the meeting);

(b)	each Director (other than an alternate Director); and

(c)	the Company’s auditor.

The notice of meeting must comply with the Act, the Regulations and the Listing Rules and may be given in any manner permitted under the Act, including by sending the notice to an electronic address nominated by the shareholder or making the notice available to shareholders by other electronic means established by the Company and nominated by the shareholder as a means of receiving notices from the Company.

(2)	If a meeting of shareholders is postponed or adjourned for 1 month or more, the Company must give new notice of the resumed meeting.

(3)	If a share is held jointly, the Company need only give notice of a meeting of shareholders (or of its cancellation or postponement) to the joint holder who is named first in the Register.

General meeting arrangements

42A	(1)

If the chairman of a general meeting considers that there is not enough room for the shareholders who wish to attend the meeting, he or she may arrange for any person whom he or she considers cannot be seated in the main meeting room to observe or attend the general meeting in a separate room. Even if the shareholders present in the separate room are not able to participate in the conduct of the meeting, the meeting will nevertheless be treated as validly held in the main room.

(2)	If a separate meeting place is linked to the main place of a meeting of shareholders by an instantaneous audio-visual communication device which, by itself or in conjunction with other arrangements:

(a)	gives the general body of shareholders in the separate meeting place a reasonable opportunity to participate in the proceedings in the main place; and

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(b)	enables the shareholders in the separate meeting place to vote on a poll,

a shareholder present at the separate meeting place is taken to be present at the general meeting and entitled to exercise all rights as if he or she was present at the main place.

(3)	If, before or during the meeting, any technical difficulty occurs where one or more of the matters set out in rule 42A(2) is not satisfied, the chairman of the meeting may:

(a)	adjourn the meeting until the difficulty is remedied; or

(b)	continue to hold the meeting in the main place (and any other place which is linked under rule 42A(2)) and transact business, and no shareholder may object to the meeting being held or continuing.

(4)	Nothing in this rule 42A or in rule 48 is to be taken to limit the powers conferred on the chairman of the meeting by law.

Changes to general meeting arrangements

42B.	(1)	Subject to the Act, the Board may postpone, cancel or change the place for a general meeting by written notice given to ASX.

(2)	If:

(a)	a shareholder has appointed a representative, proxy or attorney, or sent a Direct Vote (a voting instruction) for a meeting to be held on a specified date; and

(b)	the meeting is postponed under rule 42B(1) to a later date,

then:

(c)	the voting instruction is effective for the postponed meeting; and

(d)	the later date is substituted for and applies to the exclusion of the original meeting date in the voting instruction,

unless the Company receives notice in writing to the contrary not less than 48 hours before the new time for the meeting or (where the voting instruction is a Direct Vote) by any other time specified in regulations made under rule 61A(2)(b).

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PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Business of general meetings

43.	Except with the approval of the Board or with the permission of the chairman of the meeting or as permitted by the Act, no person may move at any meeting either:

(a)	in regard to any business of which notice has been given under rule 42, any resolution or any amendment of a resolution; or

(b)	any other resolution which does not constitute part of business of which notice has been given under rule 42.

The auditor, or a person authorised by the auditor for the purpose of attending and speaking at any general meeting, is entitled to attend and be heard on any part of the business of a meeting which concerns the auditor in its capacity as auditor.

Quorum

44.

Unless the Company in general meeting decides otherwise, three shareholders present constitute a quorum for a meeting. No business may be transacted at any meeting except the election of a chairman and the adjournment of the meeting, unless a quorum is present at the commencement of the business.

Adjournment in absence of quorum

45.	(1)	If within thirty minutes after the time specified for a general meeting a quorum is not present, the meeting:

(a)	if convened by or on a requisition by shareholders, is to be dissolved; and

(b)

in any other case, is to be adjourned to the day, and at the time and place, the Directors present decide or, if they do not make a decision, to the same day in the next week (or, where that day is not a business day, the business day next following that day) at the same time and place and if, at the adjourned meeting, a quorum is not present within thirty minutes after the time specified for holding the meeting, the meeting is to be dissolved.

(2)	Subject to rule 42(2), where a meeting is adjourned, notice of the adjourned meeting must be given to the ASX, but need not be given to any other person.

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Chairman of general meeting

46.	(1)	The Chairman of the Board is entitled to take the chair at every general meeting.

(2)	If at any general meeting:

(a)	the Chairman of the Board is not present at the specified time for holding the meeting; or

(b)	the Chairman of the Board is present but is unwilling to act as chairman of the meeting,

the Deputy Chairman of the Board is entitled to take the chair at the meeting.

(3)	If at any general meeting:

(a)	there is no Chairman of the Board or Deputy Chairman of the Board;

(b)	the Chairman of the Board and Deputy Chairman of the Board are not present at the specified time for holding the meeting; or

(c)	the Chairman of the Board and the Deputy Chairman of the Board are present but each is unwilling to act as chairman of the meeting,

the Directors present may choose another Director as chairman of the meeting and if no Director is present or if each of the Directors present is unwilling to act as chairman of the meeting, a shareholder chosen by the shareholders present may take the chair at the meeting.

Acting chairman

47.

If during any general meeting the person acting under rule 46 is unwilling to act as chairman for any part of the proceedings, that person may withdraw as chairman during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to assume the chair of the meeting during the relevant part of the proceedings.

General conduct of meeting

48.	(1)	The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined by the chairman.

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(2)	The chairman may at any time the chairman considers it necessary or desirable for the proper and orderly conduct of the meeting:

(a)

impose a reasonable limit on the time that a person may speak on each motion or other item of business and demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present; and

(b)	adopt any procedures for the casting or recording of votes at the general meeting of the Company, whether on a show of hands or on a poll.

(3)

The chairman may take any action he or she considers appropriate for the safety of persons attending a general meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:

(a)	in possession of a pictorial-recording or sound-recording device;

(b)	in possession of a placard or banner;

(c)	in possession of an article considered by the chairman to be dangerous, offensive or liable to cause disruption;

(d)	who refuses to comply with searches, restrictions or other security arrangements the chairman considers appropriate;

(e)	who refuses to produce or permit examination of any article, or the contents of any article, in the person’s possession;

(f)	who behaves or threatens to behave in a dangerous, offensive or disruptive way; or

(g)	who is not entitled to receive the notice of meeting.

The chairman may delegate the powers conferred by this rule to any person he or she thinks fit.

(4)	A decision by a chairman on matters of procedure and conduct at the general meeting is final.

Adjournment

49.	The chairman may during the course of a meeting:

(a)	adjourn the meeting; or

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(b)

adjourn any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting.

If the chairman exercises a right of adjournment under this rule, the chairman has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the chairman exercises that discretion, no vote may be taken by the shareholders present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. A resolution passed at any adjourned meeting shall be regarded as having been passed on the day on which it was in fact passed. Subject to rule 42(2), where a meeting is adjourned, notice of the adjourned meeting must be given to the ASX, but need not be given to any other person.

Voting on a show of hands

50.	(1)

Each question submitted to a general meeting is to be decided by a show of hands of the shareholders present and entitled to vote, unless a poll is demanded. In the case of an equality of votes, the chairman has, both on a show of hands and a poll, a casting vote in addition to the vote or votes to which the chairman may be entitled as a shareholder or as a proxy, attorney or representative of a shareholder.

(2)

At any meeting, unless a poll is demanded, a declaration by the chairman that a resolution has been passed or lost, having regard to the majority required, and an entry to that effect in the minutes of the meeting, signed by the chairman of that or the next succeeding meeting, is conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

When poll may be demanded

51.

A poll may be demanded either before or immediately after any question is put to a show of hands either by a shareholder in accordance with the Act (and not otherwise) or by the chairman. No poll may be demanded on the election of a chairman of a meeting or, unless the chairman otherwise determines, the adjournment of a meeting. The chairman must demand a poll if, having regard to the number of votes cast by proxy and Direct Vote, the outcome of the poll will or may be different from the outcome of a show of hands.

Taking a poll

52.

If a poll is demanded in accordance with rule 51 it is to be taken in the manner and at the time and place as the chairman directs, and the result of the poll is deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. In the case of any dispute as to the admission or rejection of a vote, the chairman’s determination in respect of the dispute made in good faith is final.

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Continuation of business

53.

A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

Special meetings

54.	All the provisions of this Constitution as to general meetings apply to any special meeting of any class or shareholders which may be held under this Constitution or the Act.

VOTES OF SHAREHOLDERS

Voting rights

55.	Subject to restrictions on voting affecting any class of shares and subject to rules 10(f), 56, 58, 61 and 61A:

(a)	on a show of hands:

(i)	subject to rules 55(a)(ii) and (iii), each shareholder present has one vote;

(ii)	where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

(iii)	where a person would otherwise be entitled to vote because of rule 55(a)(i) in more than one capacity, that person is entitled only to one vote; and

(b)	on a poll, each shareholder present:

(i)	has one vote for each fully paid share held; and

(ii)

for each share held, has a vote which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share.

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Voting rights of personal representatives, etc

56.

Where a person satisfies the Board, at least 48 hours before the scheduled commencement of a general meeting (unless the person has previously satisfied the Board as to the person’s right to vote), that the person is:

(a)	a personal representative, as referred to in rule 37; or

(b)	a transmittee as referred to in rule 38,

the person may vote at the general meeting in the same manner as if the person were the registered holder of the securities referred to in rule 37 or 38, as the case requires.

Appointment of proxies

57.	(1)

A shareholder who is entitled to attend and cast a vote at a meeting of the Company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Act but not otherwise. A proxy appointed to attend and vote in accordance with the Act may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Act but not otherwise, but may not cast a vote by Direct Vote.

(2)	A form of appointment of a proxy is valid if it is in accordance with the Act or in any form which the Board may prescribe or accept.

(3)

Any appointment of proxy under rule 57(2) which is incomplete may be completed by the Secretary on the authority of the Board and the Board may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

(4)

Voting instructions given by a shareholder to a Director or employee of the Company who is appointed as proxy are valid only if contained in the form of appointment of the proxy or, in the case of new instructions or variations to earlier instructions, if received at the Office before the meeting or adjourned meeting by a notice in writing signed by the shareholder.

Validity of vote

58.	(1)	The validity of any resolution is not affected by the failure of any proxy or attorney to vote in accordance with instructions (if any) of the appointing shareholder.

(2)

A vote given in accordance with the terms of an instrument of proxy or power of attorney is valid despite the previous death or unsoundness of mind of the appointing shareholder or revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, unsoundness of mind, revocation or transfer has been received at the Office before the relevant meeting or adjourned meeting.

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(3)

A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder actually votes at the meeting on the resolution for which the proxy is proposed to be used.

(4)

Where the Company receives an instrument recording a Direct Vote or appointing a proxy, attorney or representative in accordance with this Constitution or the Act and within the relevant period prescribed under the Act or as otherwise determined by the Board, the Company is entitled to:

(a)	clarify with the member any instruction in relation to that instrument by written or verbal communication and make any amendments to the instrument required to reflect any clarification; and

(b)

where the Company considers that the instrument has not been duly executed, return the instrument to the member and request that the member duly execute the instrument and return it to the Company within the period prescribed under the Act or otherwise determined by the Board and notified to the shareholder.

(5)

A shareholder is taken to have appointed the Company as its attorney for the purpose of any amendments made to an instrument recording a Direct Vote or appointing a proxy, attorney or representative in accordance with rule 58(4).

(6)

The chairman may require a person acting as proxy, attorney or representative to establish to the chairman’s satisfaction that the person is the person duly appointed to act. If the person fails to satisfy the requirement, the chairman may:

(a)	exclude the person from attending or voting at the meeting; or

(b)

permit the person to exercise the powers of a proxy, attorney or representative on the condition that, if required by the Company, he or she produce evidence of the appointment within the time set by the chairman.

(7)	The chairman may delegate his or her powers under rule 58(6) to any person.

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Board to issue proxy forms

59.

The Board must issue a proxy form with any notice of general meeting of shareholders or any class of shareholders. Each proxy form must provide for the shareholders to appoint proxies of their choice, but may include the names of any of the Directors or of any other persons who are to be proxies where the shareholder does not specify in the form the name of the person or persons to be appointed as proxies, or where a person whose name is so specified is not present at the meeting. The forms must provide for the proxy to vote either for or against each or any of the resolutions to be proposed, but may also provide for the shareholder to abstain from voting on each resolution.

Attorneys of shareholders

60.	(1)	Any shareholder may, by duly executed power of attorney, appoint an attorney to act on the shareholder’s behalf at all or certain specified meetings of the Company.

(2)

An appointment of an attorney is not effective for a particular meeting of shareholders unless the instrument effecting the appointment is received by the Company at the Office or is sent to and received at a fax number at the Office (or another address including an electronic address specified for the purpose in the relevant notice of meeting):

(a)	at least 48 hours before the time for which the meeting was called; or

(b)	if the meeting has been adjourned, at least 48 hours before the resumption of the meeting.

(3)	The Board may require evidence of:

(a)	in the case of a proxy form executed by an attorney, the power of attorney or a certified copy of it; or

(b)	in the case of a power of attorney, the power of attorney or a certified copy of it.

Rights of shareholder indebted to Company in respect of other shares

61.

Subject to any restrictions affecting the right of any shareholder or class of shareholders to attend any meeting, a shareholder holding a share in respect of which for the time being no money is due and payable to the Company is entitled to be present at any general meeting and to vote and be reckoned in a quorum even if money is then due and payable to the Company by the shareholder in respect of any other share held by the shareholder. However, on a poll, a shareholder is only entitled to vote in respect of shares held by the shareholder on which, at the time when the poll is taken, no money is due and payable to the Company.

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Direct Voting

61A.	(1)

The Board may determine that shareholders who are entitled to vote at any meeting of the Company may cast their votes by sending them to the Company before the meeting by physical means, electronic means or both. A vote cast in accordance with any such determination is referred to in this Constitution as a Direct Vote.

(2)	The Board may make regulations (consistent with the provisions of this rule 61A, the Act and the Regulations) for the casting of Direct Votes, including regulations for:

(a)	how votes are to be cast; and

(b)	when votes must be received by the Company in order to be effective.

(3)	Direct Votes will not be counted if a resolution is decided on a show of hands.

(4)	Direct Votes will be counted if a resolution is decided on a poll, as follows:

(a)	Subject to rules 61A(5), (6) and (7), votes cast by Direct Vote by a shareholder entitled to vote on the resolution will be counted as if the shareholder had cast the votes in the poll at the meeting.

(b)

A Direct Vote received by the Company on a resolution which is amended is taken to be a Direct Vote on that resolution as amended, unless the chairman of the meeting determines that this is not appropriate.

(c)

Receipt of a Direct Vote from a shareholder has the effect of revoking (or, in the case of a standing appointment, suspending) the appointment of a proxy, attorney or representative made by the shareholder under an instrument received by the Company before the Direct Vote was received.

(5)	A Direct Vote:

(a)	may be withdrawn by the shareholder by notice in writing received by the Company before the time set by the Board in accordance with rule 61A(2)(b); and

(b)	is automatically withdrawn if:

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(i)	the shareholder attends the meeting in person and registers to vote at the meeting (including, in the case of a body corporate, by representative);

(ii)	the Company receives from the shareholder a further Direct Vote or Direct Votes (in which case the most recent Direct Vote is, subject to this rule 61A, counted in lieu of the prior Direct Vote); or

(iii)

the Company receives, after the Direct Vote, an instrument under which a representative, proxy or attorney is appointed to act for the shareholder at the meeting in accordance with rule 56, rule 57 or rule 60.

(6)	A Direct Vote withdrawn under rule 61A(5) is not counted.

(7)	A Direct Vote received by the Company is valid even if, before the meeting, the shareholder:

(a)	dies or becomes mentally incapacitated;

(b)	becomes bankrupt or an insolvent under administration or (in the case of a body corporate) is wound up; or

(c)	where the Direct Vote is cast on behalf of the shareholder by an attorney, revokes the appointment of the attorney or the authority under which the appointment was made by a third party,

unless the Company has received written notice of the matter before the commencement or resumption of the meeting.

(8)

If the Board has made a determination under rule 61A(1) to allow voting by Direct Vote at any meeting, the notice of meeting must inform shareholders of their rights to vote by Direct Vote and of any relevant matters specified in regulations made under rule 61A(2).

DIRECTORS

Number of Directors

62.

Unless otherwise determined by the Company in general meeting, the number of Directors (not including alternate Directors) must be the number, not being less than three nor more than twelve, which the Board may determine but the Board may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are to be natural persons.

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Power to appoint Directors

63.

The Board has the power, at any time, to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined under rule 62. Subject to rule 77, any Director appointed under this rule may hold office only until the next annual general meeting of the Company and is then, subject to rule 75(c), eligible for election at that meeting.

Remuneration of Directors

64.

As remuneration for services, each Non-Executive Director is to be paid or provided with the amount determined by the Board, which will be payable or provided at the time and in the manner determined by the Board, but the aggregate remuneration paid or provided to all the Non-Executive Directors in any financial year of the Company may not exceed an amount fixed by the Company in general meeting. The expression ‘remuneration’ in this rule:

(a)	does not include any amount which may be paid by the Company under rules 65, 66, 67 or 118; but

(b)

does include amounts paid to Non-Executive Directors in recognition of their membership of any standing Committee of the Board, their service as Chairman and any superannuation contributions made by the Company in respect of Non-Executive Directors (or cash payments made to Non-Executive Directors in lieu of those contributions).

Remuneration of Directors for extra services

65.

Any Director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, or who at the request of the Board engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board.

Travelling and other expenses

66.

Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

Retirement benefits

67.

The Company must not pay any retirement benefits to or in respect of any Non-Executive Director upon the death of the Director or other cessation of the Director’s appointment, except as determined by the Company in general meeting. Nothing in this rule prevents the Company from making superannuation contributions in respect of Non-Executive Directors or making payments in lieu of these contributions, to the extent permitted by law.

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Directors’ interests and duties

68.	(1)	Each Director must comply with the Act in relation to directors’ duties.

(2)	Each Director must comply with the Act in relation to disclosure of matters involving material personal interests and voting on matters involving material personal interests.

(3)	Each Director must comply with the Act in relation to being present, and voting, at a Board meeting that considers a matter in which the Director has a material personal interest. Subject to the Act:

(a)	a Director may be counted in a quorum at a Board meeting that considers, and may vote on, any matter in which that Director has an interest;

(b)	the Company may proceed with any transaction that relates to the interest and the Director may participate in the execution of any relevant document by or on behalf of the Company;

(c)	the Director may retain benefits under the transaction even though the Director has the interest; and

(d)	the Company cannot avoid the transaction merely because of the existence of the interest.

If the interest is required to be disclosed under the Act, rule 68(3)(c) applies only if it is disclosed before the transaction is entered into.

(4)	The Company cannot avoid an agreement with a third party merely because a Director:

(a)	fails to make a disclosure of an interest; or

(b)	is present at, or counted in the quorum for, a Board meeting that considers or votes on that agreement.

Director may hold other office in the Company

69.

A Director may hold any other office or position in the Company (except that of auditor) in conjunction with the office of Director, on terms and at a remuneration (in addition to or instead of remuneration as a Director), as the Board approves not being a commission on or percentage of turnover.

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Director may hold any other office

70.	A Director may be or become a director of or hold any other office or position in:

(a)	any corporation promoted by the Company, or in which the Company may be interested, whether as a vendor or shareholder or otherwise; or

(b)	any other corporation or organisation.

The Director is not accountable for any benefits received as a shareholder, director or holder of any other office or position in any other corporation or organisation.

Exercise of voting power in other corporations

71.

The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company, as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights despite the fact that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

ALTERNATE DIRECTORS

Director may appoint alternate Director

72.

Subject to this Constitution, each Director may appoint any person approved by a majority of the other Directors (other than an auditor or a partner or employer or employee of an auditor) to act as an alternate Director in the Director’s place, whether for a stated period or periods or until the happening of a specified event, whenever by absence or illness or otherwise the Director is unable to attend to duties as a director. The appointment must be in writing and signed by the Director and a copy of the appointment must be given by the appointing Director to the Company by forwarding or delivering it to the Office or by forwarding or delivering it to a meeting of the Board. The appointment takes effect immediately on receipt of the appointment at the Office or at a meeting of the Board and approval by a majority of the other Directors, or at a later time specified in the appointment. The following provisions apply to any alternate Director:

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(a)

The alternate Director may be removed or suspended from office on receipt at the Office of notice by letter, facsimile transmission or other form of visible communication including notice sent to an electronic address from the appointing Director.

(b)	The alternate Director is entitled to receive notice of meetings of the Board and to attend and vote at the meetings if the appointing Director is not present.

(c)

The alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties of a Director, in so far as the appointing Director has not exercised or performed them or they have not been curtailed or limited by the instrument or notice appointing him or her.

(d)

The alternate Director is not, unless the Board otherwise determines, (without prejudice to the right to reimbursement for expenses under rule 66) entitled to receive any remuneration as a Director from the Company, and any remuneration (not including reimbursement for expenses) paid to the alternate Director by the Company is to be deducted from the remuneration of the appointing Director.

(e)	The office of the alternate Director is vacated on the death of, or vacation of office by, the appointing Director.

(f)	The alternate Director is not to be taken into account in determining the number of Directors or rotation of Directors.

(g)	The alternate Director is, while acting as a Director, responsible to the Company for the alternate Director’s own acts and defaults and is not deemed to be the agent of the appointing Director.

VACATION OF OFFICE OF DIRECTOR

Vacation of office by Director

73.	The office of a Director is vacated:

(a)	on the Director becoming an insolvent under administration, suspending payment generally to creditors or compounding with or assigning the Director’s estate for the benefit of creditors;

(b)	on the Director becoming a person of unsound mind or a person who is a patient under laws relating to mental health or whose estate is administered under laws relating to mental health;

(c)

on the Director being absent from meetings of the Board during a period of three consecutive calendar months without leave of absence from the Board where the Board has not, within fourteen days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

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(d)	on the Director resigning office by notice in writing to the Company;

(e)	on the Director being removed from office under the Act;

(f)	on the Director being prohibited from being a Director under the Act; or

(g)	on the Director, or on any partner, employer or employee of the Director, accepting or holding the office of auditor of the Company.

Directors who are employees of the Company

74.

The office of a Director who is an employee of the Company or any of its subsidiaries becomes vacant on the Director ceasing to be employed but the person concerned is eligible for reappointment or re-election as a Director of the Company in accordance with this Constitution.

ELECTION OF DIRECTORS

75.	The following provisions apply to all the Directors:

Retirement of Directors

(a)

A Director (other than a Director who is Managing Director) must retire from office at the third annual general meeting after the Director was elected or most recently re-elected. A Director who is required to retire at an annual general meeting under this rule retains office until the conclusion of the meeting.

Who must retire

(b)

An election of Directors must be held at the annual general meeting each year. If no election of Directors is scheduled to occur at an annual general meeting under rule 63 or 75(a) then one Director must retire from office at the annual general meeting. The Director to retire under this rule 75(b) is the Director longest in office since last being elected. As between Directors who were elected on the same day the Director to retire is (in default of agreement between them) determined by ballot. The length of time a Director has been in office is calculated from the Director’s last election or appointment.

Eligible candidates

(c)	The Company in general meeting cannot validly elect a person as a Director unless:

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(i)	the Board recommends the appointment; or

(ii)

at least 45 business days (or in the case of a meeting that shareholders have requested Directors to call, 40 business days) before the meeting at which the relevant resolution will be considered, the Company receives both:

(A)	a nomination of the person by a shareholder (who may be the person); and

(B)	a consent to act as a Director signed by the person,

at the Office.

The Company must notify shareholders of every candidate for election as a Director at least 7 days before the relevant general meeting.

MANAGING DIRECTOR

Managing Director

76.	(1)	The Board may appoint a person to be a Managing Director either for a specified term (but not for life) or without specifying a term. The terms of appointment must specify:

(a)	the circumstances in which the appointment may be terminated; and

(b)	the consequences of termination, including any entitlement to payment arising on termination.

(2)	The Board may delegate any of the powers of the Board to the Managing Director:

(a)	on the terms and subject to any restrictions the Board decides; and

(b)	so as to be concurrent with, or to the exclusion of, the powers of the Board,

and may revoke the delegation at any time.

(3)	The appointment of a Managing Director terminates if:

(a)	the Managing Director ceases for any reason to be a Director;

(b)

the Board removes the Managing Director from the office of Managing Director (which, without affecting the rights of the Managing Director under any contract between the Company and the Managing Director, the Board has power to do); or

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(c)	the contract between the Company and the Managing Director as the chief executive officer of the Company terminates for any other reason,

whether or not the appointment was expressed to be for a specified term.

Managing Director not to be subject to retirement

77.

A Managing Director is not subject to retirement as a Director under rule 63 or rule 75 while continuing to hold the office of Managing Director and is not to be taken into account in determining the rotation or retirement of Directors, but (subject to any contract between the Managing Director and the Company) is otherwise subject to the same provisions as to resignation and removal as the other Directors of the Company.

PROCEEDINGS AT MEETINGS OF DIRECTORS

Procedures relating to Board meetings

78.

The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Until otherwise determined by the Board, three Directors form a quorum. Subject to the Act, an interested Director is to be counted in a quorum despite the interest.

Meetings by telephone or other means of communication

79.

The Board may meet either in person, by telephone, by video conferencing facility or by using any other technology consented to by all the Directors. A consent may be a standing one. A Director may only withdraw consent within a reasonable period before the meeting. A meeting conducted by telephone, video conference or other means of communication is deemed to be held at the place agreed on by the Directors attending the meeting if at least one of the Directors present at the meeting was at that place for the duration of the meeting.

Votes at meetings

80.

Questions arising at any meeting of the Board are decided by a majority of votes, and, in the case of an equality of votes, the Chairman has (except when only two Directors are present or except when only two Directors are competent to vote on the question then at issue) a second or casting vote.

Convening of meetings

81.	The Board may at any time, and the Secretary on the request of any Director must, convene a meeting of the Board.

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Chairman

82.

The Board may elect a Chairman and a Deputy Chairman of its meetings and determine the period for which each is to hold office. If no Chairman or Deputy Chairman is elected or if at any meeting the Chairman and the Deputy Chairman are not present at the time specified for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

Powers of meetings

83.	A meeting of the Board at which a quorum is present is competent to exercise any of the authorities, powers and discretions for the time being vested in or exercisable by the Board.

Delegation of powers to Committees

84.

The Board may delegate any of its powers to Committees consisting of one or more Directors or any other person or persons as the Board thinks fit and may at any time revoke such delegation. In the exercise of delegated powers, Committees and their members must conform to:

(a)	the terms of reference or charter of the relevant Committee; and

(b)	any other regulations that may be imposed by the Board.

A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

Proceedings of Committees

85.

The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any rules or regulations applicable under rule 84.

Validity of acts

86.	(1)

All acts done at any meeting of the Board or by a Committee or by any person acting as a Director are valid even if the appointment of any of the Directors, the person acting as a Director or the Committee was defective or invalid under this Constitution, the Act or the Listing Rules.

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(2)

If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

(3)

All acts done at any meeting of the Board at which a quorum is present but of which notice has not been duly given to every Director will be as valid as if proper notice of such meeting had been duly given and received by all the Directors, provided the Director or Directors who have not received proper notice either:

(a)	attend the meeting; or

(b)	having been informed of the agenda for and outcome of the meeting, consent to waive the requirement for notice.

Resolution in writing

87.	(1)

A resolution in writing signed by all Directors or a resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Board) is as valid as if it had been passed at a meeting of the Board duly called and constituted and may consist of several documents in the same form each signed by one or more of the Directors.

(2)	For the purposes of rule 87(1):

(a)

the references to Directors include any alternate Director for the time being present in Australia who is appointed by a Director not for the time being present in Australia but do not include any other alternate Director;

(b)

a facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director’s authority is deemed to be a document in writing signed by the Director; and

(c)

a statement sent by electronic means to an agreed electronic address signifying assent to the resolution and either setting out its terms or otherwise clearly identifying those terms is deemed to be a document in writing signed by the Director and such document will be deemed to have been signed by the Director at the time it is received at the agreed electronic address.

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POWERS OF THE BOARD

General powers of the Board

88.

The business and affairs of the Company are to be managed by or under the direction of the Board, which (in addition to the powers and authorities conferred on it by this Constitution) may exercise all powers and do all things that are:

(a)	within the power of the Company; and

(b)	are not by this Constitution or by law directed or required to be exercised or done by the Company in general meeting.

Power to borrow and guarantee

89.

Without limiting the generality of rule 88, the Board may exercise all the powers of the Company to raise or borrow money, may guarantee the debts or obligations of any person and may enter into any other financing arrangement, in each case in the manner and on the terms it thinks fit.

Power to give security

90.

Without limiting the generality of rule 88, the Board may charge any property or business of the Company or any of its uncalled capital and may issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, in each case in the manner and on the terms it thinks fit.

Power to authorise debenture holders, etc. to make calls

91.

Without limiting the generality of rule 88, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for the person to make calls on the shareholders in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of money becoming due in respect of calls made and to give valid receipts for that money, and the authority subsists during the continuance of the debenture, mortgage or that other security, despite any change in the Directors, and is assignable if expressed to be.

Power to issue bond, debenture or other security

92.

Any bond, debenture or other security may be issued with or without the right of or obligation on the holder to exchange the bond, debenture or security in whole or in part for shares in the Company at any time and with any special privileges as to redemption, surrender, drawings, issue of shares, attending and voting at general meetings of the Company, appointment of Directors and with the general rights and on the conditions as the Board thinks fit.

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Personal liability of officer

93.

Subject to the law, if any Director or any officer of the Company is or may become personally liable for the payment of any sum which is or may become primarily due from the Company, the Board may charge the whole or any part of the assets of the Company by way of indemnity to secure the Director or officer from any loss in respect of the liability.

Seal

94.	The Company may have a common seal and a duplicate common seal which are to be used by the Company as authorised or ratified by the Board.

MINUTES

Minutes

95.	(1)	The Board is to ensure that minutes are duly recorded in accordance with the Act but otherwise in any manner it thinks fit:

(a)	of the names of the Directors present at each meeting of the Board and of any Committees;

(b)	of all resolutions and proceedings of general meetings of the Company and of meetings of the Board and any Committees;

(c)	of resolutions passed by Directors without a meeting; and

(d)	of all disclosures and declarations made or notices given by any Director of an interest in any contract, office, or property or other matter which may create any conflict of duty or interest.

(2)	A minute recorded and signed in accordance with the Act is evidence of the proceeding, resolution or declaration to which it relates unless the contrary is proved.

DIVIDENDS

Dividends

96.	(1)	The Board may pay any interim and final dividends that, in its judgment, the financial position of the Company justifies.

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(2)	Subject to the Act, rules 96(3) and (4) and the terms of issue of shares, the Board may resolve to pay any dividend it thinks appropriate and fix the time for payment.

(3)

The Company does not incur a debt merely by fixing the amount or time for payment of a dividend. A debt arises only when the time fixed for payment arrives. The decision to pay a dividend may be revoked by the Board at any time before then. No dividend or other money payable on or in respect of a share carries interest as against the Company.

(4)

A dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangements as to dividend) payable on each share on the basis of the proportion which the amount paid is of the total amounts paid, agreed to be considered to be paid or payable on the share, and may be paid at a rate per annum in respect of a specified period but no amount paid on a share in advance of calls is to be treated as paid on that share.

Dividend Plans

97.

The Board may establish, determine rules for and maintain one or more dividend plans under which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a)	to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b)	to receive a dividend from the Company by way of the issue of shares paid up from the Company’s share premium account;

(c)	that dividends from the Company not be paid and that instead a payment or distribution other than a dividend be made by the Company;

(d)	that cash dividends from the Company not be paid and that instead a cash dividend be received from a related corporation nominated by the Board; and

(e)	to participate in a dividend selection plan, including but not limited to a plan under which shareholders may elect:

(i)

to receive a dividend from the Company or any related corporation which is less in amount but franked to a greater extent than the ordinary cash dividend paid or payable by the Company or any related corporation; or

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(ii)

to receive a dividend from the Company or any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash dividend paid or payable by the Company or any related corporation.

Designated shares

98.	(1)

Under a dividend plan established in accordance with rule 97, any shareholder may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Directors and prescribed in the rules of the plan) that all or some of the ordinary shares held by that shareholder and designated by the shareholder in accordance with the rules of the plan (the designated shares) are to participate in the dividend plan. During that period the designated shares are entitled to participate in the dividend plan subject to the rules of the dividend plan.

(2)	If there is any inconsistency between any dividend plan established in accordance with rule 97 or the rules of any dividend plan and this Constitution, this Constitution prevails.

(3)	The Board is authorised to do all things which it considers to be desirable or necessary for the purpose of implementing every dividend plan established in accordance with rule 97.

(4)

The Board is authorised to vary the rules of any dividend plan established in accordance with rule 97 at its discretion and to suspend or terminate any dividend plan at its discretion. Any dividend plan may also be suspended, terminated or varied by resolution of a general meeting of the Company.

Share Plans

99.	The Board may, subject to the Act and the Listing Rules, establish and give effect to,

(a)	any plan for:

(i)	the purchase of shares for, or for the benefit of; or

(ii)	the issue of shares to, or for the benefit of,

employees of the Company and its wholly owned subsidiaries; and

(b)	any plan for the purchase of shares or other securities of the Company or a related body corporate for the benefit of Directors of the Company or any of its related bodies corporate.

100.	Not used

101.	Not used

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Reserves

102.	Before paying any dividend to shareholders, the Board may:

(a)

set aside out of profits of the Company reserves to be applied, in the Board’s discretion, for any purpose it decides and use any sum so set aside in the business of the Company or invest it in investments selected by the Board and vary and deal with those investments as it decides; or

(b)	carry forward any amount out of profits which the Board decides not to distribute without transferring that amount to a reserve; or

(c)	do both.

Distribution otherwise than in cash

103.	When resolving to pay a dividend the Board may:

(a)

direct payment of the dividend wholly or in part by the distribution of specific assets or documents of title and in particular by the issue or transfer of paid up shares, debentures or debenture stock or options of the Company or any other company; and

(b)

where the Company in general meeting has approved the adoption of a dividend plan, determine and announce that each shareholder entitled to participate in the dividend may elect that the payment of the dividend be satisfied in respect of all, or a number of shares less than all, of the shares held by the shareholder by the issue of paid up shares in accordance with the plan.

Power to capitalise profits

104.

The Board may resolve that the whole or any portion of the sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account, and which is available for distribution, be capitalised and distributed to shareholders:

(a)	in the same proportions in which they would be entitled to receive it if distributed by way of dividend; or

(b)	in accordance with either:

(i)	the terms of issue of any shares; or

(ii)	the terms of any plan for the issue of securities for the benefit of officers or employees,

and that all or any part of the sum be applied on their behalf:

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(c)	in paying up the amounts for the time being unpaid on any issued shares held by them; or

(d)	in paying up in full unissued shares or other securities of the Company to be issued to them accordingly; or

(e)	partly in one way and partly in the other.

Ancillary powers in relation to dividends and other distributions

105.	(1)	To give effect to any resolution to reduce the capital of the Company, to satisfy a dividend as set out in rule 103 or to capitalise any amount under rule 104, the Board may:

(a)

settle as it thinks expedient any difficulty that arises in making the distribution or capitalisation and, in particular, make cash payments in cases where shareholders are entitled to fractions of shares or other securities and decide that amounts or fractions of less than a particular value decided by the Board may be disregarded to adjust the rights of all parties;

(b)	fix the value for distribution of any specific assets;

(c)	pay cash or issue shares or other securities to any member to adjust the rights of all parties;

(d)

vest any of those specific assets, cash, shares or other securities in a trustee on trust for the persons entitled to the distribution or capitalised amount that seem expedient to the Board (including appointing any officer of the Company to sign on behalf of each shareholder entitled to participate any document in the Board’s opinion desirable or necessary to vest in the shareholder title to the specific assets, cash, shares or other securities); and

(e)

authorise any person to make, on behalf of all the shareholders entitled to any specific assets, cash, shares or other securities as a result of the distribution or capitalisation, an agreement with the Company or another person which provides, as appropriate, for the distribution or issue to them of shares or other securities credited as fully paid up or for payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by applying their respective proportions of the amount resolved to be distributed or capitalised.

(2)	Any agreement made under an authority referred to in rule 105(1)(e) is effective and binds all shareholders concerned.

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(3)

If a distribution, transfer or issue of specific assets, shares or securities to a particular shareholder or shareholders is, in the Board’s discretion, considered impracticable or would give rise to parcels of securities which do not constitute a marketable parcel, the Board may make a cash payment to those shareholders or allocate the assets, shares or securities to a trustee to be sold on behalf of, and for the benefit of, those shareholders, instead of making the distribution, transfer or issue to those shareholders.

(4)	If the Company distributes to shareholders (either generally or to specific shareholders):

(a)	securities in the Company or in another body corporate or trust; or

(b)	other specific assets,

whether as a dividend or otherwise and whether or not for value, each of those shareholders appoints the Company as his or her agent to do anything needed to give effect to that distribution (including agreeing to become a shareholder of that other body corporate).

Transfer of shares

106.

Subject to the Act and the ASX Settlement Operating Rules, a transfer of shares registered after the record date for dividend purposes, but before a dividend is payable, does not pass the right to that dividend.

Retention of dividends

107.

The Board may retain the dividends payable on securities referred to in rules 37 and 38 until the personal representative or the transmittee (as the case requires) becomes registered as the holder of the securities or duly transfers them. The Board may:

(a)	retain any dividends if the Company has a lien or charge under rule 28 over the dividends or the shares on which the dividends are payable; and

(b)	may apply any retained dividends towards satisfaction of the amounts in respect of which the lien or charge exists.

How dividends are payable

108.	(1)

Payment of any dividend may be made in any way determined by the Board including by applying different methods of payment to different shareholders or groups of shareholders (such as overseas shareholders).

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(2)

Without prejudice to any other method of payment which the Board may adopt, in each case at the risk of the shareholder, payment may be made to the shareholder entitled to the dividend or in the case of joint holders to the shareholder whose name stands first in the Register in respect of the joint holding.

Unclaimed dividends

109.	All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

NOTICES

Service of notices

110.	(1)	A notice will be deemed to have been validly given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name stands first in the Register, if given by:

(a)	delivering it to the shareholder personally;

(b)	leaving it at the shareholder’s registered address;

(c)	sending it by prepaid post or facsimile transmission addressed to the shareholder’s registered address;

(d)	sending it to an electronic address nominated by the shareholder for receipt of notices; or

(e)

any other electronic means (including providing an electronic link to any document or attachment to the electronic address nominated by the shareholder for receipt of notices) approved by the Board and nominated by the shareholder as a means of receiving notices.

(2)	A notice will be deemed to have been validly given by the Company to any Director if:

(a)	sent by mail (electronic or otherwise),

(b)	delivered personally; or

(c)	sent by facsimile transmission,

to the usual place of residence of the Director or any other address given to the Secretary by the Director.

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When notice deemed to be served

111.	(1)

Any notice sent by post is deemed to have been served at the expiration of twenty-four hours after the envelope containing the notice is posted. Any notice served personally or left at an address is deemed to have been served when delivered. Any notice served by facsimile transmission, or by sending it to an electronic address, is deemed to have been served when the transmission is sent or when the notice is sent to the electronic address (as applicable).

(2)	A certificate signed by a Secretary or officer of the Company to the effect that the notice was duly posted under this Constitution is conclusive evidence of that fact.

Shareholder not known at registered address

112.

Where a shareholder does not have a registered address or where the Company has a reason in good faith to believe that a shareholder is not known at the shareholder’s registered address, a notice is deemed to be given to the shareholder if the notice is exhibited in the Office for a period of 24 hours (and is deemed to be duly served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

Signature to notice

113.	The signature to any notice to be given by the Company, if signed, may be written or printed.

Reckoning of period of notice

114.	If a given number of days’ notice or notice extending over any other period is required to be given the day of service is not to be reckoned in the number of days or other period.

Notice to transferor binds transferee

115.

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person’s name and address being entered in the Register in respect of the shares, was duly give to the person from whom title to the shares is derived.

Service on deceased

116.

A notice served in accordance with this Constitution is (despite the fact that the shareholder is then dead and whether or not the Company has notice of the shareholder’s death) deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until some other person is registered in the shareholder’s place as the holder or joint holder and the service is for all purposes deemed to be sufficient service of the notice or document on the shareholder’s personal representative and all persons (if any) jointly interested with the shareholder in the shares.

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WINDING UP

Rights on winding up

117.	(1)

If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories, as the liquidator thinks fit, in specie or kind, any part of the assets of the Company, and may vest any part of the assets of the Company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(2)

Any division under rule 117(1) may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Act relating to the sale or transfer of the Company’s assets by a liquidator in a voluntary winding up.

(3)

If any shares to be divided in accordance with rule 117(1) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person’s proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

(4)

On the sale of the Company’s main undertaking or on the liquidation of the Company, no commission or fees will paid to a Director, the Board or a liquidator unless the commission or fees have been ratified by the shareholders. Prior notification of the amount of such proposed payments will be given to all registered holders of shares at least seven days prior to the meeting at which any such payment is to be considered.

INDEMNITY

Indemnity of officers

118.	(1)	Subject to and so far as permitted by the Act:

(a)

the Company must, to the extent the person is not otherwise indemnified, indemnify every officer and employee of the Company and its wholly owned subsidiaries and may indemnify its auditor against a Liability incurred as such an officer, employee or auditor to a person (other than the Company or a related body corporate) including a Liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee or as an officer of another corporation or body (including a statutory authority), unless the Liability arises out of conduct involving a lack of good faith; and

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(b)

the Company may make a payment (whether by way of advance, loan or otherwise) in respect of legal costs incurred by an officer or employee or auditor in defending an action for a Liability incurred as such an officer, employee or auditor or in resisting or responding to actions taken by a government agency or a liquidator.

In this rule, Liability means a liability of any kind (whether actual or contingent and whether fixed or unascertained) and includes costs, damages and expenses, including costs and expenses incurred in connection with any investigation or inquiry by a government agency or a liquidator.

(2)	Subject to the Act, the Company may enter into, and pay premiums on, a contract of insurance in respect of any person where it is in the interests of the Company to do so.

(3)

The indemnity in favour of officers and employees under rule 118(1) is a continuing indemnity. It applies in respect of all acts done by a person while an officer or employee of the Company or one of its wholly owned subsidiaries even though the person is not an officer or employee at the time the claim is made.

(4)

Subject to the Act, without limiting a person’s rights under this rule 118, the Company may enter into an agreement with a person who is or has been an officer of the Company or any of the Company’s subsidiaries, to give effect to the rights of the person under this rule 118 on any terms and conditions that the Board thinks fit.

INTERPRETATION

ASX Listing Rules

119.	If the Company is admitted to the official list of ASX, it must comply with the following:

(a)	Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done.

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(b)	Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c)	If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d)	If the Listing Rules require this Constitution to contain a provision and it does not contain the provision, this Constitution is deemed to contain that provision.

(e)	If the Listing Rules require this Constitution not to contain a provision but it contains the provision, this Constitution is deemed not to contain that provision.

(f)	If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

Definitions and interpretation

120.	(1)	In this Constitution unless the context requires otherwise:

Act means the Corporations Act 2001 (Cth).

ASX means the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691).

ASX Settlement Operating Rules means the operating rules of ASX Settlement Pty Limited (ABN 49 008 504 532) and, to the extent that they are applicable, the operating rules of the ASX and the operating rules of ASX Clear Pty Limited (ABN 48 001 314 503).

Board means the Directors for the time being of the Company or those of them who are present at a meeting at which there is a quorum.

Board Charter means the charter, if any, adopted by the Board from time to time.

business day means a day which is a business day for the purposes of the Listing Rules.

call includes any instalment of a call and any amount due on allotment of any share.

Chairman means the Director appointed under rule 82.

Committee means a Committee to which powers have been delegated by the Board under rule 84.

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Company means Woodside Energy Group Ltd (ABN 55 004 898 962).

Direct Vote has the meaning given to it in rule 61A(1).

Director means a person appointed or elected to the office of Director of the Company in accordance with this Constitution and includes any alternate Director duly acting as a Director.

dividend includes bonus.

Listing Rules means the Listing Rules of ASX.

Non-Executive Director means a director of the Company not employed by the Company in an executive capacity.

Office means the registered office of the Company.

person and words importing persons include partnerships, associations and corporations, unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals.

Register means the register of shareholders of the Company and includes a computerised or electronic subregister established and administered under the ASX Settlement Operating Rules.

registered address means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder is willing to accept service of notices.

Regulations means the Corporations Regulations 2001 (Cth).

retiring Director means a Director who is required to retire under rule 75(a) or (b) and a Director who ceases to hold office under rule 73.

Secretary means a person appointed as Secretary of the Company and includes any person appointed to perform the duties of Secretary.

securities includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity and debentures, debenture stock, notes and other obligations of the Company.

shareholders present means shareholders present at a general meeting of the Company in person or by representative, proxy or attorney.

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writing and written includes printing, typing, lithography and other modes of reproducing words in a visible form.

(2)	Words and phrases which are given a meaning by the Act have the same meaning in this Constitution. Words in the singular include the plural and vice versa.

(3)	A reference to a Chapter, Part, Division or section is a reference to a Chapter, Part, Division or section of the Act.

(4)	Unless the context requires otherwise, a reference to a rule or a schedule is to a rule or a schedule of this Constitution.

(5)	A schedule is part of this Constitution and a reference in a schedule to a clause is to a clause of that schedule.

(6)

A reference to the Act or any other statute or regulation is to the Act, statute or regulation (and any chapter, part, division or section within them) as modified, substituted, re-enacted, amended or replaced.

(7)

A reference to the Listing Rules or the ASX Settlement Operating Rules is to the Listing Rules or the ASX Settlement Operating Rules (as the case may be) in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

(8)	The headings do not affect the construction of this Constitution.

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SCHEDULE 1

Plebiscite to approve proportional takeover bids

Interpretation

1.	In this schedule:

Approving Resolution means a resolution to approve the Proportional Takeover Bid passed in accordance with this Schedule 1.

Approving Resolution Deadline means the day that is 14 days before the last day of the bid period and during which the offers under the Proportional Takeover Bid remain open or a later day allowed by the Australian Securities and Investments Commission.

Proportional Takeover Bid means a takeover bid that is made or purports to be made under section 618(1)(b) of the Act in respect of securities included in a class of securities in the Company.

Relevant Class means, in relation to a Proportional Takeover Bid, the class of securities in the Company in respect of which offers are made under the Proportional Takeover Bid.

Transfers not to be registered

2.

The Company must refuse to register a transfer of securities giving effect to a takeover contract made under a Proportional Takeover Bid unless an Approving Resolution has been passed or is taken to have been passed in accordance with this Schedule 1.

Approving Resolution

3.	Where an offer is made under a Proportional Takeover Bid, the Board must:

(a)	convene a meeting of the persons entitled to vote on the Approving Resolution for the purpose of considering and, if thought fit, passing a resolution to approve the Proportional Takeover Bid; and

(b)	ensure that the resolution is voted on in accordance with this Schedule 1,

before the Approving Resolution Deadline.

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4.

The provisions of this Constitution relating to meetings of shareholders apply (with any necessary changes) to a meeting that is held under this Schedule 1, as if that meeting were a general meeting of the Company.

5.	The bidder under a Proportional Takeover Bid and any associates of the bidder are not entitled to vote on the Approving Resolution and if they do vote, their votes must not be counted.

6.

Subject to clause 5 of this Schedule 1, a person who held securities of the relevant class at the end of the day on which the first offer under the Proportional Takeover Bid was made is entitled to vote on the Approving Resolution.

7.

An Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

8.

If an Approving Resolution has not been voted on in accordance with this Schedule 1 as at the end of the day before the Approving Resolution Deadline, an Approving Resolution will be taken to have been passed in accordance with this Schedule 1 on the Approving Resolution Deadline.

Sunset

9.	This Schedule 1 ceases to have effect at the end of 3 years beginning:

(a)	where they have not been renewed in accordance with the Act, on the date they were adopted by the Company; or

(b)	where they have been renewed in accordance with the Act, on the date last renewed.

Constitution of Woodside Energy Group Ltd ABN 55 004 898 962	Page 56